

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
1420 Catlyn Place
Annapolis, MD 21401

      Re: Armed Forces Brewing Company, Inc.
          Offering Statement on Form 1-A
          Filed April 8, 2021
          CIK No. 0001832987

Dear Mr. Beal:

      Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

      Please include audited financial statements for the period ended December 31, 2020, and interim financial statements, as needed. Please refer to Part F/S of Form 1-A.

      We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing